NO ACT

DC
12-27-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040732

Received SEC

FEB 2 8 2008

Washington, DC 20549

February 28, 2008

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2008

Re: PepsiCo, Inc.
Incoming letter dated December 27, 2007

Dear Mr. Hall:

This is in response to your letters dated December 27, 2007 and February 15, 2008 concerning the shareholder proposal submitted to PepsiCo by the Unitarian Universalist Service Committee and Northstar Asset Management, Inc. We also have received a letter on the proponents' behalf dated January 29, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

B

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sanford J. Lewis
Attorney at Law
PO Box 231
Amherst, MA 01004-0231

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
joseph.hall@dpw.com

December 27, 2007

Re: PepsiCo, Inc. – Shareholder Proposals Submitted by Unitarian Universalist Service Committee and Northstar Asset Management, Inc.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of PepsiCo, Inc., a North Carolina corporation ("PepsiCo"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposals and supporting statements (collectively, the "Proposals") submitted to PepsiCo on November 20, 2007 by Unitarian Universalist Service Committee and Northstar Asset Management, Inc. (collectively, the "Proponents"), for inclusion in the proxy materials PepsiCo intends to distribute in connection with its 2008 Annual Meeting of Shareholders.

We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on rule 14a-8, PepsiCo omits the Proposals from its 2008 proxy materials. PepsiCo expects to file its definitive proxy materials with the Commission on or about March 21, 2008. Accordingly, pursuant to rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before PepsiCo files its definitive 2008 proxy materials.

Pursuant to rule 14a-8(j), we have enclosed six copies of each of this letter and the Proposals, and a copy of this submission is being sent simultaneously to the Proponents as notification of PepsiCo's intention to omit the Proposals from its 2008 proxy materials. PepsiCo has not received any other correspondence from the Proponents to be included with this letter. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the Proposals to be proper. We have been advised by PepsiCo as to the factual matters set forth herein.

I. Introduction

The Proposals (including the supporting statements) are attached hereto as Exhibits A and B. The Proposals request that PepsiCo's board of directors "create a comprehensive Human Right to Water policy articulating [PepsiCo's] respect for and commitment to the Human Right to Water."

PepsiCo intends to omit the Proposals from its 2008 proxy materials because, if adopted, the Proposals would require PepsiCo to engage in an internal assessment of the risks and liabilities that PepsiCo faces, and as such the Proposals are excludable under rule 14a-8(i)(7) because they deal with matters relating to PepsiCo's ordinary business operations.

In addition, PepsiCo intends to omit the Proposals from its 2008 proxy materials because they are vague, ambiguous and susceptible to multiple and varying interpretations. As a result, neither PepsiCo nor a shareholder asked to vote on the Proposals would be in a position to understand what the Proposals seek, and if the Proposals were adopted, PepsiCo would lack the power to implement them. The Proposals are therefore excludable under rule 14a-8(i)(3) because they violate the proxy rules and under rule 14a-8(i)(6) because they are beyond the power of PepsiCo to implement.

Finally, PepsiCo intends to omit the Proposals from its 2008 proxy materials because they make charges concerning improper, illegal or immoral conduct without factual foundation, and as such the Proposals are excludable under rule 14a-8(i)(3) because they violate the proxy rules.

II. Discussion

A. *The Proposals Deal with Matters Relating to PepsiCo's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal if it deals with a matter relating to the company's ordinary business operations. The Staff has on several occasions granted no-action relief under rule 14a-8(i)(7) in situations where a shareholder proposal, if adopted, would intrude into the function of risk evaluation, an activity within the scope of responsibility of management and the board, and one not suited to shareholder micro-management. Exchange Act Release No. 34-40018 (May 21, 1998) (a shareholder proposal is excludable to the degree it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment"); *Kansas City Southern* (February 21, 2007); *Dow Chemical* (February 23, 2005); *Xcel Energy Inc.* (April 1, 2003).

The Staff outlined its analytical approach to shareholder proposals that make reference to environmental or public health issues in Staff Legal Bulletin No. 14C (June 28, 2005). The Staff distinguished between two types of proposals, and expressed the view that:

- a proposal may be excluded in reliance upon rule 14a-8(i)(7) to the extent that the "proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health,"

- however, a proposal may not be excluded in reliance upon rule 14a-8(i)(7) to the extent that the "proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health."

The Proposals seek "a comprehensive Human Right to Water policy articulating [PepsiCo's] respect for and commitment to the Human Right to Water," but do not request PepsiCo to minimize or eliminate any of its business operations. Indeed, the Proponents may well be aware that PepsiCo has a long history of encouraging innovation and implementing new technologies that promote water conservation and mitigate the impact of its water use on the communities in which it operates. As PepsiCo states in a 2007 report posted on its corporate website entitled "Environmental Sustainability":

> "PepsiCo is committed to being an environmentally responsible corporate citizen. We are committed to minimizing the impact of our businesses on the environment with methods that are socially responsible, scientifically based and economically sound. We encourage conservation, recycling and energy use programs that promote clean air and water and reduce landfill waste."

Because the Proposals do not focus on PepsiCo minimizing or eliminating operations that may adversely affect the environment or the public's health, the Proposals do not meet the gating criteria that characterize non-excludable shareholder proposals under rule 14a-8(i)(7).

On the other hand, the Proposals would require PepsiCo to engage in an internal assessment of the risks and liabilities that it faces by not having a publicly articulated "Human Right to Water" policy. That this is the Proponents' rationale for urging the formal articulation of a "Human Right to Water" policy is plainly stated in the Proposals. According to the Proposals, "global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations, specifically the violation or erosion of the human right to water." Moreover, the Proposals state that one of the benefits of a "Human Right to Water" policy would be "reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits."

The Proponents' focus is thus not on whether PepsiCo is itself "responsible for, or complicit in, . . . the violation or erosion of the human right to water," but whether PepsiCo has "strong human rights and environmental policies," specifically a publicly articulated "Human Right to Water" policy. In the language of the Proposals, once a company is "seen to be responsible for" a violation of the human right to water, a company without a publicly articulated "Human Right to Water" policy is exposed to a higher degree of risk than a company that has publicized such a policy. In other words, whether or not a company's operations give rise to such violations, as a matter of risk assessment a company is better off if it has articulated a policy.

The Proposals may correctly assess the risks that a company would face were it to operate without a formally articulated "Human Right to Water" policy. But risk assessment is the job of management and the board, not the shareholders. In order to develop the policy that the Proposals contemplate, the Proposals would compel the board of directors to engage in an internal assessment of the risks and liabilities that PepsiCo faces by not having a formally articulated policy. Otherwise there would be no way for the board to "create a comprehensive Human Right to Water policy articulating [PepsiCo's] respect for and commitment to the Human Right to Water" with any assurance that such a policy would accomplish the Proposals' stated goals of minimizing the risks to reputation and share value flowing from adverse publicity, consumer boycotts, divestment campaigns and lawsuits. Put another way, the board of directors would need to investigate the extent to which the lack of a formally articulated "Human Right to Water" policy raises these risks, if it were to succeed in formulating a policy that addresses these risks. Because the Proposals would require PepsiCo to engage in an internal assessment of the risks and liabilities that it faces, the Proposals are squarely within the category of shareholder proposals that are excludable under rule 14a-8(i)(7).

B. *The Proposals Are Vague, Ambiguous and Susceptible to Multiple and Varying Interpretations, and Are Beyond PepsiCo's Power to Implement*

The Proposals request PepsiCo's board of directors to create "a comprehensive Human Right to Water policy" articulating PepsiCo's "respect for and commitment to the Human Right to Water." Because it is far from clear what the "Human Right to Water" is, and how a policy would articulate "respect for" and "commitment to" such a right, the vagueness and ambiguity inherent in the Proposals mean that neither PepsiCo nor a shareholder asked to vote on the Proposals would be in a position to understand what the Proposals seek, and if the Proposals were adopted, PepsiCo would lack the power to implement them.

1. *The Proposals are vague, ambiguous and susceptible to multiple and varying interpretations and therefore excludable under rule 14a-8(i)(3)*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that a proposal may be excluded pursuant to rule 14a-8(i)(3) if it is vague and indefinite, and therefore, potentially misleading. *Occidental Petroleum Corporation* (March 8, 2002). A proposal is impermissibly vague and indefinite where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B").

The Staff has consistently permitted the exclusion of proposals that request the recognition or endorsement of an abstract right without giving guidance to the company as to the specific consequences that the company's recognition of the right would entail. For example, the Staff concurred in excluding a series of proposals requesting the recognition of "unborn children's rights" based on the proposals' vague and indefinite nature. These proposals mandated a policy advocating for "unborn children's rights" without giving clear and specific standards concerning such rights, or offering guidelines in implementing the policy. *Bristol-Myers Squibb Company* (January 22, 1997); *Abbott Laboratories* (December 20, 1995); *Colgate-Palmolive Company* (December 15, 1995); *Potomac Electric Power Company* (December 15, 1995). Similarly, the Staff concurred in the exclusion of a proposal requesting that a company's board of directors "sever immediately all connection with organizations which support denial of the right-to-vote, government-with-consent-of-the-governed and other basic freedoms for American citizens," given the difficulty the company would have in trying to understand what the proposal would require. *Chevron Corporation* (January 29, 1998).

As with proposals seeking company action with respect to "unborn children's rights" and "government with the consent of the governed," the Proposals would require PepsiCo to formulate policies with respect to a concept that is vague and indefinite. The content of the "Human Right to Water" and the responsibilities that PepsiCo would assume were it required to "respect" and show its "commitment to" such a right are completely unclear, and are not explained by the Proposals or their supporting statements. While the Proposals assert that the "Human Right to Water" entails "all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use," and the Proponents suggest that PepsiCo's policy "address" water "potability" and "volume," nowhere do the Proposals give any guidance to PepsiCo on questions such as:

- the meaning of "all people"? Would a shareholder voting in favor of the Proposals interpret this literally and expect PepsiCo to formulate policies that somehow benefit everyone in the world? Or would PepsiCo's policies be expected to "respect" and show "commitment to" the Human Right to Water only in areas where PepsiCo has operations? What standards would PepsiCo need to employ in order to determine whose "Human Right to Water" was threatened?

- the meaning of "safe, sufficient, acceptable, physically accessible and affordable water"? Surely whether or not water is safe, sufficient, acceptable, physically accessible and affordable depends heavily on factors such as an individual's personal circumstances, the number of his or her dependents, his or her occupation, whether he or she lives in a rural or urban environment, the country in which he or she lives and that country's geography, climate, economy and level of economic development – factors which will vary in limitless detail around the world and in the numerous countries in which PepsiCo has operations and sells its products. Would a shareholder voting in favor of the Proposals expect PepsiCo's policy to address all of these varied circumstances? If the Proposals were adopted, would the board of directors be expected to take all of these factors into account?

- the meaning of "potable" water? Standards of potability may vary from community to community. Would the board of directors be obligated to investigate these standards in order to formulate the policy envisioned by the Proposals?

- the meaning of "respect for and commitment to the Human Right to Water"? How would PepsiCo know what type of policy adequately demonstrates "respect for" and "commitment to" the "Human Right to Water"?

The theoretical and practical difficulties inherent in trying to determine the contours of a "Human Right to Water" and what it would mean for PepsiCo's policy to show its "respect for" and "commitment to" the right will make it impossible for shareholders to understand what they are being asked to vote on. As a result, any policymaking that PepsiCo were to undertake if the Proposals were adopted would likely not match what a shareholder had in mind when voting on it. The Staff has regularly permitted companies to omit proposals from their proxy materials under rule 14a-8(i)(3) on the ground that action taken to implement the proposal could be different from that envisioned by the shareholders voting on the proposal at the time their votes are cast. *Wal-Mart Stores, Inc.* (April 2, 2001); *McDonald's Corporation* (March 13, 2001); *Comshare, Incorporated* (August 23, 2000); *Organogenesis, Inc.* (April 2, 1999).

Moreover, the Proposals' ambiguity would make it impossible for PepsiCo to know what was expected of it if the Proposals were to carry. This is precisely the type of excludable shareholder proposal described in SLB 14B – one in which "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As a result, PepsiCo believes that the Proposals are excludable under rule 14a-8(i)(3).

2. *Because the Proposals are vague, ambiguous and susceptible to multiple and varying interpretations, the Proposals are beyond PepsiCo's power to implement and are therefore excludable under rule 14a-8(i)(6)*

Rule 14a-8(i)(6) permits exclusion of a proposal if a company would lack the power or authority to implement it. The Staff has stated that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." *International Business Machines Corporation* (January 14, 1992).

The Proposals' inherent vagueness and ambiguity, discussed above, make it impossible for PepsiCo to determine what sort of a policy would satisfy the Proposals' mandate. Without specific answers as to questions such as those raised above, and specific guidance as to the size and scope of the undertaking that the Proposals would require, PepsiCo's board of directors cannot articulate a policy complying with the Proposals' mandate. In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff did not object to the rule 14a-8(i)(6) exclusion of a charitable contributions proposal that requested the company to make contributions only to those little league organizations that give each child the same amount of playing time practical. Similarly, in *General Motors Corporation* (March 9, 1981), the Staff did not recommend action with respect to the company's exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school. Since there is no way for PepsiCo and its board of directors to know how to articulate the policy called for by the Proposals, the ambiguities and complexities presented by the Proposals are substantially similar to the impediments that justified the Staff's determinations in *Anheuser-Busch Companies, Inc.* and *General Motors Corporation.* Accordingly, PepsiCo believes that the Proposals may be omitted under rule 14a-8(i)(6).

C. *The Proposals Violate the Proxy Rules*

As noted above, rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy materials if the proposal is contrary to rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. SLB 14B clarifies that material in a proposal that "directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is an example of "what, depending upon particular facts and circumstances, may be misleading" within the meaning of rule 14a-9 and hence excludable under rule 14a-8(i)(3).

The third paragraph in each Proposal states that PepsiCo's "water-use license was revoked in Pudussery, India due to accusations that PepsiCo bottling plants were over-consuming and depleting community groundwater." The fourth and fifth paragraphs then state that "Over-consuming and depleting community groundwater is in direct violation of the Human Right to Water . . ." and that "PepsiCo conducts business in countries that have constitutional provisions protecting the Human Right to Water, and other countries, such as India and South Africa, which enforce the Human Right to Water through the right to healthy environment and the right to life." These two paragraphs, following a paragraph that repeats accusations against PepsiCo, imply that the accusations are true and that PepsiCo may have violated the "Human Right to Water" and constitutional provisions of countries in which PepsiCo does business.

While it is correct that a water-use license of PepsiCo was revoked in Pudussery, India, and PepsiCo was accused by local authorities of depleting groundwater, PepsiCo did not concede these accusations and in fact issued a statement rejecting them. In any case, PepsiCo has never been found in violation of a "Human Right to Water," whether embodied in a national constitution or otherwise. The implied suggestion to the contrary is false and misleading, and therefore the Proposals make charges concerning improper, illegal or immoral conduct, without factual foundation, in violation of rule 14a-9.

PepsiCo believes that the Proposals violate the proxy rules, and thus can be excluded under rule 14a-8(i)(3). Should the Staff not concur that the Proposals are excludable, we respectfully request that the Staff concur in the exclusion of the third, fourth and fifth paragraphs of each Proposal.

III. Conclusion

For the foregoing reasons, we believe that the Proposals may be excluded from PepsiCo's 2008 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if PepsiCo proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,

JHall

Joseph A. Hall

Enclosures

(NY) 16525/001/PROXY08/12.27.07.sec.human.right.water.doc

cc: Thomas H. Tamoney, Jr., Esq.
Cyn hia A. Nastanski, Esq.
PepsiCo, Inc.

Mr. James Gunning
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-1845
Fax: 617-868-7102
(via fax and courier)

Ms. Julie N.W. Goodridge
Northstar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130
Fax: 617-522-3165
(via fax and courier)

Exhibit A

Shareholder Proposal Submitted by Unitarian Universalist Service Committee

WHEREAS

Water is the number one ingredient in our company's beverage products, and therefore water quality and quantity is vital for PepsiCo's success.

Pepsico utilizes natural water resources in the global community to benefit the creation and development of our beverage products.

In 2003, our company's water-use license was revoked in Pudussery, India due to accusations that PepsiCo bottling plants were over-consuming and depleting community groundwater.

Over-consuming and depleting community groundwater is in direct violation of the Human Right to Water that the UN Committee on Economic, Social and Cultural Rights defined as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

PepsiCo conducts business in countries that have constitutional provisions protecting the Human Right to Water, and other countries, such as India and South Africa, which enforce the Human Right to Water through the right to healthy environment and the right to life.

The UN High Commissioner for Human Rights has issued a report on the scope of the human rights obligations related to equitable access to safe drinking water and sanitation, and her comments place responsibility for ensuring this level of access is not only on governments, but on private water providers and bottlers.

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations, specifically the violation or erosion of the human right to water.

We believe that significant commercial advantages may accrue to our company by adopting a comprehensive Human Right to Water policy including: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits.

BE IT RESOLVED that the shareholders request the Board of Directors to create a comprehensive Human Right to Water policy articulating our company's respect for and commitment to the Human Right to Water.

SUPPORTING STATEMENT

Proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as nonbinding benchmark or reference document.

Exhibit B

Shareholder Proposal Submitted by
Northstar Asset Management, Inc.

WHEREAS

Water is the number one ingredient in our company's beverage products, and therefore water quality and quantity is vital for PepsiCo's success.

Pepsico utilizes natural water resources in the global community to benefit the creation and development of our beverage products.

In 2003, our company's water-use license was revoked in Pudussery, India due to accusations that PepsiCo bottling plants were over-consuming and depleting community groundwater.

Over-consuming and depleting community groundwater is in direct violation of the Human Right to Water that the UN Committee on Economic, Social and Cultural Rights defined as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

PepsiCo conducts business in countries that have constitutional provisions protecting the Human Right to Water, and other countries, such as India and South Africa, which enforce the Human Right to Water through the right to healthy environment and the right to life.

The UN High Commissioner for Human Rights has issued a report on the scope of the human rights obligations related to equitable access to safe drinking water and sanitation, and her comments place responsibility for ensuring this level of access is not only on governments, but on private water providers and bottlers.

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations, specifically the violation or erosion of the human right to water.

We believe that significant commercial advantages may accrue to our company by adopting a comprehensive Human Right to Water policy including: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits.

BE IT RESOLVED that the PepsiCo shareholders request the Board of Directors to create a comprehensive Human Right to Water policy articulating our company's respect for and commitment to the Human Right to Water.

SUPPORTING STATEMENT

Proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as nonbinding benchmark or reference document.

Unitarian Universalist
Service Committee

November 20, 2007

Overnight Mail and by Fax 914-253-3667
Mr. Larry D. Thompson
Secretary
PepsiCo Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Mr. Thompson:

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner of 1,600 shares of PepsiCo stock. We have owned over $2,000 worth for more than a year. Further, it is our intent to hold greater than $2,000 in market value through the next annual meeting of PepsiCo. Our custodian will gladly provide certification of our ownership if requested by you.

The enclosed resolution is submitted for consideration and action by the stockholders at the next annual meeting and for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We would appreciate your indicating in your proxy statement that the Unitarian Universalist Service Committee is a co-sponsor of this resolution. We will be represented in person or by proxy at the annual meeting. If there are differences between this resolution and that of the primary filer, we accept the resolution of the primary filer, which is NorthStar Asset Management, Inc.

For almost 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. Representatives of these partners tell us of the great need for global corporations to adopt and implement company-wide policies and practices which protect human rights, including the Right to Water for all people.

We believe that companies with a commitment to customers, employees, communities, and the environment will prosper in the long-term. The public appreciates companies that are doing all that they can to respect human rights in their global operations. Most importantly, good corporate citizenship helps ensure against practices that could result in loss of contracts with public entities and other businesses or cause harm to corporate reputations.

Please feel free to call if you have any questions about this filing letter and resolution. We would appreciate your copying us on correspondence related to this matter. My email address is: jimgunning@verizon.net

Sincerely,

James Gunning
Member, Investment Committee

Enclosure: Resolution

cc: Julie N.W. Goodridge, President
NorthStar Asset Management Co., Inc.

689 Massachusetts Ave
~~130 Prospect Street~~
Cambridge, MA 02139-1845

617 868-6600 fax: 617 868-7102
www.uusc.org

Advancing justice and human rights
throughout the world since 1939.

WHEREAS

Water is the number one ingredient in our company's beverage products, and therefore water quality and quantity is vital for PepsiCo's success.

PepsiCo utilizes natural water resources in the global community to benefit the creation and development of our beverage products.

In 2003, our company's water-use license was revoked in Pudussery, India due to accusations that PepsiCo bottling plants were over-consuming and depleting community groundwater.

Over-consuming and depleting community groundwater is in direct violation of the Human Right to Water that the UN Committee on Economic, Social and Cultural Rights defined as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

PepsiCo conducts business in countries that have constitutional provisions protecting the Human Right to Water, and other countries, such as India and South Africa, which enforce the Human Right to Water through the right to healthy environment and the right to life.

The UN High Commissioner for Human Rights has issued a report on the scope of the human rights obligations related to equitable access to safe drinking water and sanitation, and her comments place responsibility for ensuring this level of access is not only on governments, but on private water providers and bottlers.

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations, specifically the violation or erosion of the human right to water.

We believe that significant commercial advantages may accrue to our company by adopting a comprehensive Human Right to Water policy including: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

BE IT RESOLVED that the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the Human Right to Water.

SUPPORTING STATEMENT

Proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as nonbinding benchmark or reference document.

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

cc: Tom Tamoney
Dan Bryant
Paul Boykas

November 20, 2007

Mr. Larry D. Thompson
Secretary
PepsiCo Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Mr. Thompson:

NorthStar Asset Management, Inc. is an investment advisory firm that holds PepsiCo common stock in our clients' accounts. Our clients seek to balance their social concerns with their financial objectives. Keeping with this, we continue to be concerned about PepsiCo's water usage in communities with diminishing access to clean, safe water for all.

Therefore, I am submitting the enclosed resolution for inclusion in the 2008 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. NorthStar Asset Management is the beneficial owner of these shares as defined in Rule 13d-3 of the Act.

As required by Rule 14a-8 we have held more than $2,000 worth of PepsiCo shares for more than one year and will continue to hold the requisite number of shares through the date of the next shareholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will attend the shareholder's meeting to introduce the resolution as required by the SEC Rules.

A commitment from PepsiCo to create a human right to water policy will allow this resolution to be withdrawn. I believe that this proposal is in the best interest of PepsiCo and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Enc.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

WHEREAS

Water is the number one ingredient in our company's beverage products, and therefore water quality and quantity is vital for PepsiCo's success.

PepsiCo utilizes natural water resources in the global community to benefit the creation and development of our beverage products.

In 2003, our company's water-use license was revoked in Pudussery, India due to accusations that PepsiCo bottling plants were over-consuming and depleting community groundwater.

Over-consuming and depleting community groundwater is in direct violation of the Human Right to Water that the UN Committee on Economic, Social and Cultural Rights defined as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

PepsiCo conducts business in countries that have constitutional provisions protecting the Human Right to Water, and other countries, such as India and South Africa, which enforce the Human Right to Water through the right to healthy environment and the right to life.

The UN High Commissioner for Human Rights has issued a report on the scope of the human rights obligations related to equitable access to safe drinking water and sanitation, and her comments place responsibility for ensuring this level of access is not only on governments, but on private water providers and bottlers.

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations, specifically the violation or erosion of the human right to water.

We believe that significant commercial advantages may accrue to our company by adopting a comprehensive Human Right to Water policy including: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits.

BE IT RESOLVED that the PepsiCo shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the Human Right to Water.

SUPPORTING STATEMENT

Proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as nonbinding benchmark or reference document.

SANFORD J. LEWIS, ATTORNEY

January 29, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to PepsiCo, Inc. seeking a Human Right to Water policy On Behalf of NorthStar Asset Management, Inc. and Unitarian Universalist Service Committee

Dear Sir/Madam:

NorthStar Asset Management, Inc. and Unitarian Universalist Service Committee (the "Proponents") are beneficial owners of common stock of PepsiCo, Inc. (the "Company") and have submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 27, 2007, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(i)(3), (6) and (7) as well as Rule 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Joseph A. Hall, Davis Polk Wardwell.

Summary

The Company is having to confront the issue of human rights to water for many reasons, not the least of which is that water is the number one ingredient in its products. The Company conducts business in countries which have constitutional provisions protecting the human right to water, and in other countries, such as India and South Africa, which otherwise enforce the human right to water . As a consequence, shareholders like the Proponents have become increasingly concerned about the Company's policies on the human right to water.

The issue of water supply impacts is not a new one for the Company's proxy proposals. In 2003 shareholders filed a resolution seeking a report discussing the Company's policies and procedures for mitigating the impact of operations on local communities in areas of water scarcity. *PepsiCo, Inc.* (February 28, 2003). In the face of a Company challenge, the Staff refused to allow the Company to exclude the proposal.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

As in 2003 we urge the Staff to reject the Company's arguments. As explained fully below the Proposal is not excludable as ordinary business under the evaluation of risk exclusion. Rather, it properly focuses on a significant policy issue that justifies its inclusion in the Company's proxy materials. The Proposal is also not vague and the Company's arguments in this regard should be rejected. Shareholders can readily understand the issue of human rights and water quality and the Company could implement the Proposal. Finally, the Proposal does not make any false or misleading statements.

The Proposal

The resolved clause of the proposal states that the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the Human Right to Water. In its supporting statement the proposal further states that proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as nonbinding benchmark or reference document.

Analysis

The Proposal does not fall within the scope of the evaluation of risk exclusion.

The Company attempts to bring the Proposal within the scope of the evaluation of risk exclusion which was raised in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Company argues that "Because the Proposals do not focus on PepsiCo minimizing or eliminating operations that may adversely affect the environment or public health, the Proposals do not meet the gating criteria that characterize non-excludable shareholder proposals under rule 14a-8(i)(7)." This argument is a non-starter because the Staff never suggested in SLB14C that its description of an acceptable proposal was the sole criterion for an acceptable proposal. Rather, that language was just one example of a permissible shareholder proposal.

As we understand the precedents on evaluation of risk, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. However, if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. The present proposal falls within the latter category.

For instance, the Staff refers in SLB14C to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present,

> and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion. In the Proposal, there is no comparable request for a report on economic risks. What we have in *Xcel* is a full fledged request for an assessment of financial risks and that is dramatically different from the Proposal which does not even present an implied request for an evaluation of risk.

In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), *The Dow Chemical Company*, (February 23, 2005), and *The Mead Corporation* (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this category.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

In *Dow*, the proposal sought a report on the impact of outstanding Bhopal issues, "on the company, its reputation, its finances and its expansion in Asia." As with *Newmont*, this was a clearly articulated request for an evaluation of financial risk to the company. But that case is completely distinct from the Proposal in that the Proposal does not seek any information concerning financial or reputational impacts of the company. While if the Proposal may arguably result in minimizing risks it plainly does not ask the Company to quantify or characterize those risks.

Finally in *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis. In this manner, *Mead* is even farther removed from the language of the Proposal because the Proposal does not seeks to impose some sort of specific assessment methodology.

The above analysis is borne out by two recent decisions in which the companies sought to exclude a proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (December 27, 2007) and *Kansas City Southern* (February 21, 2007). In the case of *Kansas City* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation in risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to *Kansas City*, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts to minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in *Burlington* argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff and confirms that it is permissible to request information so long as the company is not asked to quantify or characterize risks.

Finally, there is a virtually limitless list of permissible proposals on human rights or the environment which affect risks to the company in some way but do not focus on minimizing or eliminating operations . See *Yahoo! Inc.* (April 16, 2007) (amends company's by-laws to establish a board committee to review the implications of the company's policies on human rights in the U.S. and worldwide); *Yahoo! Inc.* (April 13, 2007) (requests that this company's management implement policies with certain minimum standards to help protect freedom of access to the Internet); *Meadow Valley Corp.* (March 30, 2007) (seeks the liquidation of this company's investment in Ready Mix, Inc., and a distribution of the proceeds to the shareholders); *McDonald's Corp.*(March 22, 2007) (urges the company's board to adopt, implement and enforce a revised company-wide code of conduct, inclusive of suppliers and sub-contractors, based on the Int'l. Labor Organization's conventions, including four specific principles, and report on implementation and enforcement); *Wal-Mart Stores, Inc.* (March 21, 2007) (urges the company's board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of certain executives); *Exxon Mobil Corp.* (sought an information disclosure report asking that the company provide information at the pump regarding carbon dioxide emissions); and *Chevron Corp.* (February 28, 2006) (sought an expense disclosure report on attorney's fees, expert fees, lobbying, public relations, health and environmental and expenses related to operations in Ecuador). SLB14C describes a set of criteria for *excluding* proposals, but does not profess, implicitly or explicitly, to provide criteria for *including* proposals. As this post-SLB14C list of cases demonstrates, shareholder proposals can focus on many subjects that have nothing to do with minimizing or eliminating operations.

<u>It is permissible to mention reputation and risk in the whereas clause or supporting statement</u>

The Company next argues that because the proposal contains references to reputational and share value risk that this is the entire goal of the proposal and somehow transforms it into a request for an evaluation of risk. One only needs to look at the proposals cited by the Staff in

SLB14C to understand that it is completely appropriate to raise the issues of company value and reputation in a proposal. In SLB 14C the Staff gave an example of an unacceptable proposal (*Xcel Energy Inc.* (April 1, 2003)) and a permissible proposal (*Exxon Mobil Corp.* (March 18, 2005)). Looking at the text of *Exxon* it is abundantly clear that it is permissible to discuss company reputation and value in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> ***
>
> there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the company's reputation or the need for shareholders to be able to assess risks is completely misplaced.

Furthermore, in *Exxon*, which requested the company report on the potential environmental damage that would result from ExxonMobil drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas, the company specifically argued that those references to reputation, risk and value qualified the proposal for the evaluation of risk exclusion. Clearly that is not the case. In fact, because the Staff specifically cited to *Exxon* favorably it is beyond argument that it is permissible to raise issues of risk and reputation within the whereas clauses and the supporting statement. Accordingly the Company's claim that in order to develop the policy the board would be compelled to engage in an internal assessment of risks and liabilities is without any support in Staff decisions or interpretive bulletins and must be rejected.

The Proposal Focuses on a Significant Social Policy Issue

While the Company does not specifically argue that the human right to water is not a significant social policy issue we would like to take this opportunity to demonstrate that it is. One does not need to look farther than the Company's letter which refers to its corporate website entitled "Environmental Sustainability". As the Company makes clear, "Our commitment to being an environmentally responsible corporate citizen is **so important** that a commitment to care for the world we live in is a cornerstone of our Values and we include our commitment in our Worldwide Code of Conduct." (emphasis added) On that website one can download its sustainability report which contains the following "Commitment" on page one "Reducing water usage through conservation, reuse and replenishment."

Even beyond the Company's own words, the issue has become an issue raised at the highest levels of government through the United Nations. On November 26, 2002, the United Nations Committee on Economic, Social, and Cultural Rights adopted a general comment on the right to water referring to article 11 of the International Covenant on Economic, Social and Cultural Rights. The General Comment states that: "The human right to drinking water is fundamental for life and health. Sufficient and safe drinking water is a precondition for the realization of all human rights." The Comment defines the sufficiency, safety, affordability and accessibility to water - and describes the State's legal responsibility in fulfilling the right. The human right to water entitles everyone to sufficient, affordable, physically accessible, safe and acceptable water for personal and domestic uses. It also notes that water should not be viewed "primarily as an economic good". (http://www.citizen.org/documents/therightowater.pdf)

This past August the UN Human Rights Council issued its report on the human right to water concluding "Access to safe drinking water and sanitation is an issue of great importance to the international community. " at para. 65. http://daccess-ods.un.org/access.nsf/Get?Open&DS=A/HRC/6/3&Lang=E

The issue has also confronted the Company directly. For example the New York Times reported in 2003 and 2006 about the controversy that erupted over Company water withdrawals in India. These issues not only take the form of a social and environmental concern, but as the 2006 article discussed it also has significant financial implications. Those financial risks are certainly issues of concern to investors and make it a significant issue for the Company on a number of fronts.

- *Move in India to Ban Coke and Pepsi Worries Industry*, The New York Times Business Section. August 15, 2006. http://www.nytimes.com/2006/08/15/business/worldbusiness/15soda.html?_r=1&scp=1&sq=Pepsi+India&st=nyt&oref=slogin
- Protests in India Deplore Soda Makers' Water Use, The New York Times Business Section. May 21, 2003. http://query.nytimes.com/gst/fullpage.html?res=9C02EEDE113EF932A15756C0A9659C8B63&scp=2&sq=Pepsi+India&st=nyt

Furthermore, as discussed more fully below, there are many cases which demonstrate that human rights, as a general issue are a significant social policy issue. See *Yahoo! Inc.* (April 16, 2007), *McDonald's Corp.* (March 22, 2007); *Cisco Systems, Inc.* (August 31, 2005); *E.I. du Pont de Nemours and Co.* (February 11, 2004); and *Microsoft Corporation* (September 14,

2000). These cases demonstrate that the Staff has concluded that human rights issues are not excludable for years.

The same is true for human rights as they relate to water. As mentioned earlier, the SEC refused to allow the Company to exclude a shareholder proposal filed at the Company that sought a report to shareholders discussing the company's policies and procedures for mitigating the impact of operations on local communities in areas of water scarcity. *PepsiCo, Inc.* (February 28, 2003). Also consider *Dow Chemical Company* (March 2, 2006) which focused on water pollution issues in Bhopal India and was challenged on ordinary business grounds. Despite the company's vigorous attempts, the Staff concluded that it was a significant policy issue and denied the company's no-action request. See also, *Dow Chemical Company* (March 7, 2007).

The conclusion that the human right to water is a significant policy issue was also reached in *Xcel Energy Inc.* (March 7, 2002) and (February 5, 2001). That case, in which the Staff rejected an ordinary business argument, focused on a number of water related issues including the Cree Nation's access to clean water. All of these cases make it clear that for at least the past seven years, the Staff has apparently found the human right to water to be a significant policy issue that justifies putting the issue in the company proxy materials.

<u>The Proposal is not Vague, False or Misleading and Can be Implemented by the Company.</u>

Over the course of the next three pages, the Company argues the proposal is excessively vague by engaging in a tortuous linguistic parsing of the clear and simple language of the resolution. Such a tactic of last resort is often used by companies, but is seldom successful because, as in our case, the plain English meaning of the Proposal is clear. The Proposal asks nothing more and nothing less than the plain meaning of its request for a "comprehensive Human Right to Water policy articulating our company's respect for and commitment to the Human Right to Water."

Contrary to the Company's argument, the whereas paragraphs of the Proposal clearly set forth the Proponents' concerns about access to safe drinking water and sanitation as well as the international voices of concern. The Supporting statement, does not create ambiguity, rather it provides some *suggestions* to provide *guidance* to the Company. The Company takes this reasonably specific language, which adds a helpful level of understanding, and then turns the words inside out to create the illusion of vagueness. The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed proposals focusing on human rights:

Yahoo! Inc. (April 16, 2007). In that case, the Proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of human rights and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule.

McDonald's Corp. (March 22, 2007). In *McDonald's,* which passed SEC review on vagueness grounds, the proposal requested the company adopt, implement and enforce a human rights code of conduct with a focus on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work. As in our case, the company challenged the proposal by attempting to parse the language of the proposal with questions like "The Proposal does not, however, define what 'company-wide' would include"; "the Proposal does not provide any guidance on how the Proposal should be implemented and enforced"; and "How would the Company implement the requirement in the Proposal to give worker representatives "access to all workplaces necessary to enable them to carry out their representation functions" without disrupting the operations at the restaurants the Company operates? Would this be during working hours or at any time? What work areas would be involved?" The Staff rejected those attempts to inject ambiguity into the proposal and apparently concluded that terms like "human rights", "labor" and "company-wide" were sufficiently specific. The Company has tried to do the same thing with the Proposal by raising disingenuous questions about the meaning of "all people"; "potable" and "safe, sufficient, acceptable, physically accessible and affordable water". This overly used tactic should be rejected. See also *E.I. du Pont de Nemours and Co.* (February 11, 2004) and *Microsoft Corporation* (September 14, 2000).

Cisco Systems, Inc. (August 31, 2005). In *Cisco,* the proposal requested "the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006." In that case, the company argued that the very concept of a human rights policy was too vague and, as in our case, sought to engender confusion by unreasonably parsing language. If anything the Proposal is more specific than *Cisco* in that it focuses on a particular aspect of human rights – water. Where the *Cisco* proposal was deemed sufficiently specific in referencing human rights, the Proposal is far more specific by focusing on human rights related to the issue of water.

Perhaps another way to consider this issue is to look at the words the Company uses in materials it provides on its investor relations website. As the Company noted in its letter, it has a corporate website entitled "Environmental Sustainability". On that website one can download its sustainability report which contains the following "Commitment" on page one:

- Reducing water usage through conservation, reuse and replenishment
- Reducing greenhouse gas emissions through energy conservation and use of clean energy sources.
- Reducing, recycling and reusing packaging and solid waste.

This is a document intended for shareholders and it uses words no more specific than the proposal. There is no reasonable argument to be made that the term "clean" is any more clear than the words "potable" or "safe". The Company cannot claim that its use of the term "commitment" is any more specific than the Proposal's request for a "commitment" to the human right to water. The Company's sustainability report speaks volumes about how general or specific the company believes its own shareholder targeted materials should be and it should not be allowed to apply a different standard to the Proponents when they seek to raise issues with shareholders.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded*." *Id* (emphasis added).

One must also view the vagueness standard in the context of the micro-management exclusion. It would appear that the micro-management exclusion and the vagueness exclusion present two poles on the spectrum of permissible proposals. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum and we have been very cognizant of those requirements. In fact, if we had been more specific we do not doubt that the Company would have made a micro-management argument. We believe that the Proposal strikes the appropriate balance between these two poles.

Similarly, we object to the Company's attempt to use the Supporting Statement to create the impression of confusion. The Supporting Statement, by its own terms consists of *suggestions* intended to identify *guidance* and *reference points*. By putting that guidance language in the Supporting Statement we are recognizing that management and the board holds the discretion to decide how to implement the suggestions made in the Proposal.

As for the cases cited for the proposition that the Staff permits companies to omit proposals on the grounds that action taken to implement the proposal could be different that that envisioned by the shareholders we observe that the Company has not made any effort to analogize those cases to the Proposal. We do not disagree that it is appropriate at times to exclude a proposal for failing to give shareholders and management a sufficiently similar understanding of the issues at hand, but as we just described this is not the situation with the Proposal. The cases cited by the Company do not resemble the Proposal in any way and we also note that in two of the cases the proponents never even sought to defend their proposals. This failure means that the factual issues at hand were never explored or understood.

Finally, we reject the Company's brief argument that the language of the Proposal is too vague to implement. As we have already discussed, the plain meaning of the Proposal is clear and is at least as specific as the language used by the Company in its own documents and as other permissible human rights shareholder proposals. In *Anheuser-Busch Companies, Inc.* (February 9, 1993) the shareholder requested the company implement a policy to "contribute goods, services and money to those little league organizations that give each child the same amount of playing time as practicably possible." Given the fierce parental emotions involved in assessing the quantity and quality of time a child plays on a little league team, this proposal is essentially the definition of too subjective to implement. We believe that *Anheuser-Busch* represents a category of proposal that is dramatically different than the Proposal and cannot reasonably be the basis for exclusion.

The same is true of *General Motors Corporation* (March 9, 1981) in which the shareholder requested the company "ascertain the number of avowed communists employed by a university prior to its donation of charitable contributions." In that case, the Staff concluded that such a request was too vague to implement and gave an opportunity for it to be amended to correct the deficiency. The Company does not explain how the ambiguity inherent in a request to ascertain the number of avowed communists is analogous to the Proponents request for a human right to water policy.

We believe the preceding analysis demonstrates that in spite of the Company's attempt to torture clarity out of it, our Proposal gives the shareholders an opportunity to express their wish that the Company take steps (within management's and the Board's discretion) to develop a policy to address the human rights as they relate to water. The Proposal gives shareholder a sufficient background on the issue within the strict 500 word limitation and even offers clear and succinct suggestions for how to structure such a policy. Accordingly we request the Staff reject the Company's arguments.

<u>The Proposal Does Not Contain False or Misleading Statements.</u>

The Company's final argument is that the whereas paragraphs would mislead shareholders into concluding that the Company has violated a human right to water because the resolution refers to accusations leveled against Pepsi in India that led to withdrawal of a license, and further to constitutional and legal human rights to water in various countries. The company asserts that it has denied the accusations publicly, and that it has never been found in violation of a "human right to water."

The Staff addressed Rule 14a-8(i)(3) issues in Staff Legal Bulletin 14B by stating:

> We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). In addition, we believe the process is neither appropriate under nor consistent with rule 14a-8(l)(2), which reads, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Finally, we believe that

> current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

Therefore, the Staff indicated that it would focus its Rule 14a-8(i)(3) review on defamatory or character impugning statements; inherently vague or misleading statements; objectively false statements; and irrelevant statements. Accordingly, in recognition that the Company is not responsible for the contents of our supporting statement and can more appropriately differ with our representation of the facts in its statement of opposition, we believe the paragraphs must remain in the Proposal.

The Company is **not** arguing that we have made the statement without a factual foundation. Rather they merely object that there are other facts or assertions by the company that may change shareholders' opinions. This makes their objection essentially an argument that there are "factual assertions that, while not materially false or misleading, may be disputed or countered". The Staff, in SLB 14B, made it clear that these kinds of objections are not subject to a Rule 14a-8(i)(3) exclusion.

We also note that the Proposal states that the water use license was revoked due to "accusations". It does not state that the Company had been indicted or found guilty. The use of the word "accusations" was purposeful and explicit. There is no statement that the Company violated the Human Right to Water in countries that have the constitutional provision. The fifth paragraph simply states that the Human Right to Water is an existing policy in countries where the Company operates. The Company utilizes a natural resource to create their product. If they are going to use a natural resource that is enshrined in a state's constitution, the Company should take into consideration the potential risk of violating that constitutional provision. The Company is free to disagree with these statements, but should not draw the Staff into an unduly detailed examination of the language of the Proposal.

While not conceding the Company's argument that the Proposal is excessively vague or materially false and misleading, we note that the SEC staff may allow proponents to amend a proposal where only minor changes are needed. Staff Legal Bulletin 14B: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." See also *Adams Express Company* (Dec. 28, 2000) and *SI Handling Systems, Inc.* (May 5, 2000). If the Staff finds merit in the arguments made by the Company, we respectfully request the opportunity to discuss with the Staff and the Company various possible modifications, such as adding or eliminating a word or two, which we believe would eliminate any colorable arguments.

Conclusion

As demonstrated above, the Proposal is not excludable under Rules 14a-8(i)(3), (6) and (7) or Rule 14a-9. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: NorthStar Asset Management, Inc.
Unitarian Universalist Service Committee
Joseph A. Hall, Davis Polk Wardwell

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

February 15, 2008

Re: PepsiCo, Inc. – Shareholder Proposal Submitted by Unitarian Universalist Service Committee and Northstar Asset Management, Inc.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

We are submitting this letter on behalf of PepsiCo, Inc. to respond briefly to certain statements in the letter dated January 29, 2008 submitted to you by counsel on behalf of Northstar Asset Management, Inc. and Unitarian Universalist Service Committee (the "Proponents"). The Proponents' January 29 letter was in response to the undersigned's December 27, 2007 letter, which explained the reasons for PepsiCo's conclusion that it may omit the Proponents' shareholder proposals (the "Proposals") from PepsiCo's 2008 proxy materials. We think our December 27 letter addresses the Proponents' arguments, but would like to take this opportunity to emphasize two points.[1]

- *The Proposals require an internal assessment of risks.*

As the Proponents observed, we did not argue to the Staff that the "human right to water" is an insignificant social policy issue. There is no need to make this argument. It is clear from Staff Legal Bulletin No. 14C (June 28, 2005) that the fact that a shareholder proposal relates to a significant social policy issue, and in particular an environmental or public health issue, does not automatically mean that the proposal clears the bar set by rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended.

[1] We have enclosed six copies of each of this letter and the Proponents' January 29 letter, and a copy of this submission is being sent simultaneously to the Proponents' counsel. PepsiCo has not received any other correspondence from the Proponents to be included with this letter. We have been advised by PepsiCo as to the factual matters set forth herein.

The Staff Legal Bulletin asks whether the proposal and its supporting statement "focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." If so, the proposal is excludable. The Proponents' January 29 letter argues that an improper "internal assessment of risks" is presented only when a shareholder proposal expressly seeks quantification of financial or economic risk faced by the company. Precedent suggests otherwise.

For example, in *Hewlett-Packard Company* (December 12, 2006), the Staff concurred in excluding a proposal that asked the board to prepare a report discussing the costs and benefits of its greenhouse gas policy. No quantification of those costs and benefits was required; merely requiring the board of directors to *discuss* costs and benefits was enough to justify excluding the proposal on the grounds that it interfered with a core management function.

As explained in our December 27 letter, it would be impossible for PepsiCo to formulate a policy covering a human right to water without engaging in a detailed discussion, analysis and assessment of the costs, benefits and risks to PepsiCo of having or not having such a policy, which in turn would depend on the precise wording of such a policy, what corporate obligations it would entail, and how it would be implemented across the company in jurisdictions around the world. The scale of this undertaking is evident to the Proponents, who noted in their January 29 letter that "The Company is having to confront the issue of human rights to water for many reasons, not the least of which is that water is the number one ingredient in its products." Indeed, this observation quite nicely captures why the Proposals directly implicate PepsiCo's ordinary business operations, and therefore why they are excludable under rule 14a-8(i)(7).

- *The Proposals are vague.*

Shareholder proposals relating to significant policy issues are likewise excludable under rule 14a-8(i)(3) if they are vague, false or misleading. While the Proponents rely on a group of no-action letters involving reasonably well-understood rights, such as U.S. constitutional rights, their Proposals ask PepsiCo to formulate "a comprehensive Human Right to Water policy."

As explained in our December 27 letter, "a comprehensive Human Right to Water Policy" is a vague concept and it is unclear what this right is and what this request entails. The "plain meaning" that the Proponents discern in these words is unlikely to be evident to PepsiCo's shareholders and thus the Proposal is properly excludable as vague.

Like the shareholder proposals at issue in *Chevron Corporation* (January 29, 1998), *Bristol-Myers Squibb Company* (January 22, 1997), *Abbott Laboratories* (December 20, 1995), *Colgate-Palmolive Company* (December 15, 1995) and *Potomac Electric Power Company* (December 15, 1995), what the Proponents seek here is action on an abstract principle on which there is no widely shared, commonly held understanding. Nothing in the Proponents' January 29 letter responds to this problem, or distinguishes the Proposals in relevant respects from the proposals excluded under these no-action letters.

* * *

We continue to believe that the Proposals may be excluded from PepsiCo's 2008 proxy materials, and respectfully renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if PepsiCo proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your continued attention to this matter.

Very truly yours,

JHall

Joseph A. Hall

Enclosures

cc: Thomas H. Tamoney, Jr., Esq.
Cynthia A. Nastanski, Esq.
PepsiCo, Inc.

Unitarian Universalist Service Committee
Northstar Asset Management, Inc.
c/o Sanford J. Lewis, Esq.
P.O. Box 231
Amherst, MA 01004-0231

SANFORD J. LEWIS, ATTORNEY

RECEIVED
2008 FEB 19 PM 3:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 29, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to PepsiCo, Inc. seeking a Human Right to Water policy On Behalf of NorthStar Asset Management, Inc. and Unitarian Universalist Service Committee

Dear Sir/Madam:

NorthStar Asset Management, Inc. and Unitarian Universalist Service Committee (the "Proponents") are beneficial owners of common stock of PepsiCo, Inc. (the "Company") and have submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 27, 2007, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(i)(3), (6) and (7) as well as Rule 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Joseph A. Hall, Davis Polk Wardwell.

Summary

The Company is having to confront the issue of human rights to water for many reasons, not the least of which is that water is the number one ingredient in its products. The Company conducts business in countries which have constitutional provisions protecting the human right to water, and in other countries, such as India and South Africa, which otherwise enforce the human right to water . As a consequence, shareholders like the Proponents have become increasingly concerned about the Company's policies on the human right to water.

The issue of water supply impacts is not a new one for the Company's proxy proposals. In 2003 shareholders filed a resolution seeking a report discussing the Company's policies and procedures for mitigating the impact of operations on local communities in areas of water scarcity. *PepsiCo, Inc.* (February 28, 2003). In the face of a Company challenge, the Staff refused to allow the Company to exclude the proposal.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

As in 2003 we urge the Staff to reject the Company's arguments. As explained fully below the Proposal is not excludable as ordinary business under the evaluation of risk exclusion. Rather, it properly focuses on a significant policy issue that justifies its inclusion in the Company's proxy materials. The Proposal is also not vague and the Company's arguments in this regard should be rejected. Shareholders can readily understand the issue of human rights and water quality and the Company could implement the Proposal. Finally, the Proposal does not make any false or misleading statements.

The Proposal

The resolved clause of the proposal states that the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the Human Right to Water. In its supporting statement the proposal further states that proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as nonbinding benchmark or reference document.

Analysis

The Proposal does not fall within the scope of the evaluation of risk exclusion.

The Company attempts to bring the Proposal within the scope of the evaluation of risk exclusion which was raised in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Company argues that "Because the Proposals do not focus on PepsiCo minimizing or eliminating operations that may adversely affect the environment or public health, the Proposals do not meet the gating criteria that characterize non-excludable shareholder proposals under rule 14a-8(i)(7)." This argument is a non-starter because the Staff never suggested in SLB14C that its description of an acceptable proposal was the sole criterion for an acceptable proposal. Rather, that language was just one example of a permissible shareholder proposal.

As we understand the precedents on evaluation of risk, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. However, if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. The present proposal falls within the latter category.

For instance, the Staff refers in SLB14C to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present,

> and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion. In the Proposal, there is no comparable request for a report on economic risks. What we have in *Xcel* is a full fledged request for an assessment of financial risks and that is dramatically different from the Proposal which does not even present an implied request for an evaluation of risk.

In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), *The Dow Chemical Company*, (February 23, 2005), and *The Mead Corporation* (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this category.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

In *Dow*, the proposal sought a report on the impact of outstanding Bhopal issues, "on the company, its reputation, its finances and its expansion in Asia." As with *Newmont*, this was a clearly articulated request for an evaluation of financial risk to the company. But that case is completely distinct from the Proposal in that the Proposal does not seek any information concerning financial or reputational impacts of the company. While if the Proposal may arguably result in minimizing risks it plainly does not ask the Company to quantify or characterize those risks.

Finally in *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis. In this manner, *Mead* is even farther removed from the language of the Proposal because the Proposal does not seeks to impose some sort of specific assessment methodology.

The above analysis is borne out by two recent decisions in which the companies sought to exclude a proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (December 27, 2007) and *Kansas City Southern* (February 21, 2007). In the case of *Kansas City* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation in risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to *Kansas City*, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts to minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in *Burlington* argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff and confirms that it is permissible to request information so long as the company is not asked to quantify or characterize risks.

Finally, there is a virtually limitless list of permissible proposals on human rights or the environment which affect risks to the company in some way but do not focus on minimizing or eliminating operations . See *Yahoo! Inc.* (April 16, 2007) (amends company's by-laws to establish a board committee to review the implications of the company's policies on human rights in the U.S. and worldwide); *Yahoo! Inc.* (April 13, 2007) (requests that this company's management implement policies with certain minimum standards to help protect freedom of access to the Internet); *Meadow Valley Corp.* (March 30, 2007) (seeks the liquidation of this company's investment in Ready Mix, Inc., and a distribution of the proceeds to the shareholders); *McDonald's Corp.*(March 22, 2007) (urges the company's board to adopt, implement and enforce a revised company-wide code of conduct, inclusive of suppliers and sub-contractors, based on the Int'l. Labor Organization's conventions, including four specific principles, and report on implementation and enforcement); *Wal-Mart Stores, Inc.* (March 21, 2007) (urges the company's board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of certain executives); *Exxon Mobil Corp.* (sought an information disclosure report asking that the company provide information at the pump regarding carbon dioxide emissions); and *Chevron Corp.* (February 28, 2006) (sought an expense disclosure report on attorney's fees, expert fees, lobbying, public relations, health and environmental and expenses related to operations in Ecuador). SLB14C describes a set of criteria for *excluding* proposals, but does not profess, implicitly or explicitly, to provide criteria for *including* proposals. As this post-SLB14C list of cases demonstrates, shareholder proposals can focus on many subjects that have nothing to do with minimizing or eliminating operations.

<u>It is permissible to mention reputation and risk in the whereas clause or supporting statement</u>

The Company next argues that because the proposal contains references to reputational and share value risk that this is the entire goal of the proposal and somehow transforms it into a request for an evaluation of risk. One only needs to look at the proposals cited by the Staff in

SLB14C to understand that it is completely appropriate to raise the issues of company value and reputation in a proposal. In SLB 14C the Staff gave an example of an unacceptable proposal (*Xcel Energy Inc.* (April 1, 2003)) and a permissible proposal (*Exxon Mobil Corp.* (March 18, 2005)). Looking at the text of *Exxon* it is abundantly clear that it is permissible to discuss company reputation and value in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> ***
>
> there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the company's reputation or the need for shareholders to be able to assess risks is completely misplaced.

Furthermore, in *Exxon*, which requested the company report on the potential environmental damage that would result from ExxonMobil drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas, the company specifically argued that those references to reputation, risk and value qualified the proposal for the evaluation of risk exclusion. Clearly that is not the case. In fact, because the Staff specifically cited to *Exxon* favorably it is beyond argument that it is permissible to raise issues of risk and reputation within the whereas clauses and the supporting statement. Accordingly the Company's claim that in order to develop the policy the board would be compelled to engage in an internal assessment of risks and liabilities is without any support in Staff decisions or interpretive bulletins and must be rejected.

The Proposal Focuses on a Significant Social Policy Issue

While the Company does not specifically argue that the human right to water is not a significant social policy issue we would like to take this opportunity to demonstrate that it is. One does not need to look farther than the Company's letter which refers to its corporate website entitled "Environmental Sustainability". As the Company makes clear, "Our commitment to being an environmentally responsible corporate citizen is **so important** that a commitment to care for the world we live in is a cornerstone of our Values and we include our commitment in our Worldwide Code of Conduct." (emphasis added) On that website one can download its sustainability report which contains the following "Commitment" on page one "Reducing water usage through conservation, reuse and replenishment."

Even beyond the Company's own words, the issue has become an issue raised at the highest levels of government through the United Nations. On November 26, 2002, the United Nations Committee on Economic, Social, and Cultural Rights adopted a general comment on the right to water referring to article 11 of the International Covenant on Economic, Social and Cultural Rights. The General Comment states that: "The human right to drinking water is fundamental for life and health. Sufficient and safe drinking water is a precondition for the realization of all human rights." The Comment defines the sufficiency, safety, affordability and accessibility to water - and describes the State's legal responsibility in fulfilling the right. The human right to water entitles everyone to sufficient, affordable, physically accessible, safe and acceptable water for personal and domestic uses. It also notes that water should not be viewed "primarily as an economic good". (http://www.citizen.org/documents/therightowater.pdf)

This past August the UN Human Rights Council issued its report on the human right to water concluding "Access to safe drinking water and sanitation is an issue of great importance to the international community. " at para. 65. http://daccess-ods.un.org/access.nsf/Get?Open&DS=A/HRC/6/3&Lang=E

The issue has also confronted the Company directly. For example the New York Times reported in 2003 and 2006 about the controversy that erupted over Company water withdrawals in India. These issues not only take the form of a social and environmental concern, but as the 2006 article discussed it also has significant financial implications. Those financial risks are certainly issues of concern to investors and make it a significant issue for the Company on a number of fronts.

- *Move in India to Ban Coke and Pepsi Worries Industry*, The New York Times Business Section. August 15, 2006. http://www.nytimes.com/2006/08/15/business/worldbusiness/15soda.html?_r=1&scp=1&sq=Pepsi+India&st=nyt&oref=slogin

- Protests in India Deplore Soda Makers' Water Use, The New York Times Business Section. May 21, 2003. http://query.nytimes.com/gst/fullpage.html?res=9C02EEDE113EF932A15756C0A9659C8B63&scp=2&sq=Pepsi+India&st=nyt

Furthermore, as discussed more fully below, there are many cases which demonstrate that human rights, as a general issue are a significant social policy issue. See *Yahoo! Inc.* (April 16, 2007), *McDonald's Corp.* (March 22, 2007); *Cisco Systems, Inc.* (August 31, 2005); *E.I. du Pont de Nemours and Co.* (February 11, 2004); and *Microsoft Corporation* (September 14,

2000). These cases demonstrate that the Staff has concluded that human rights issues are not excludable for years.

The same is true for human rights as they relate to water. As mentioned earlier, the SEC refused to allow the Company to exclude a shareholder proposal filed at the Company that sought a report to shareholders discussing the company's policies and procedures for mitigating the impact of operations on local communities in areas of water scarcity. *PepsiCo, Inc.* (February 28, 2003). Also consider *Dow Chemical Company* (March 2, 2006) which focused on water pollution issues in Bhopal India and was challenged on ordinary business grounds. Despite the company's vigorous attempts, the Staff concluded that it was a significant policy issue and denied the company's no-action request. See also, *Dow Chemical Company* (March 7, 2007).

The conclusion that the human right to water is a significant policy issue was also reached in *Xcel Energy Inc.* (March 7, 2002) and (February 5, 2001). That case, in which the Staff rejected an ordinary business argument, focused on a number of water related issues including the Cree Nation's access to clean water. All of these cases make it clear that for at least the past seven years, the Staff has apparently found the human right to water to be a significant policy issue that justifies putting the issue in the company proxy materials.

The Proposal is not Vague, False or Misleading and Can be Implemented by the Company.

Over the course of the next three pages, the Company argues the proposal is excessively vague by engaging in a tortuous linguistic parsing of the clear and simple language of the resolution. Such a tactic of last resort is often used by companies, but is seldom successful because, as in our case, the plain English meaning of the Proposal is clear. The Proposal asks nothing more and nothing less than the plain meaning of its request for a "comprehensive Human Right to Water policy articulating our company's respect for and commitment to the Human Right to Water."

Contrary to the Company's argument, the whereas paragraphs of the Proposal clearly set forth the Proponents' concerns about access to safe drinking water and sanitation as well as the international voices of concern. The Supporting statement, does not create ambiguity, rather it provides some *suggestions* to provide *guidance* to the Company. The Company takes this reasonably specific language, which adds a helpful level of understanding, and then turns the words inside out to create the illusion of vagueness. The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed proposals focusing on human rights:

Yahoo! Inc. (April 16, 2007). In that case, the Proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of human rights and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule.

McDonald's Corp. (March 22, 2007). In *McDonald's,* which passed SEC review on vagueness grounds, the proposal requested the company adopt, implement and enforce a human rights code of conduct with a focus on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work. As in our case, the company challenged the proposal by attempting to parse the language of the proposal with questions like "The Proposal does not, however, define what 'company-wide' would include"; "the Proposal does not provide any guidance on how the Proposal should be implemented and enforced"; and "How would the Company implement the requirement in the Proposal to give worker representatives "access to all workplaces necessary to enable them to carry out their representation functions" without disrupting the operations at the restaurants the Company operates? Would this be during working hours or at any time? What work areas would be involved?" The Staff rejected those attempts to inject ambiguity into the proposal and apparently concluded that terms like "human rights", "labor" and "company-wide" were sufficiently specific. The Company has tried to do the same thing with the Proposal by raising disingenuous questions about the meaning of "all people"; "potable" and "safe, sufficient, acceptable, physically accessible and affordable water". This overly used tactic should be rejected. See also *E.I. du Pont de Nemours and Co.* (February 11, 2004) and *Microsoft Corporation* (September 14, 2000).

Cisco Systems, Inc. (August 31, 2005). In *Cisco*, the proposal requested "the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006." In that case, the company argued that the very concept of a human rights policy was too vague and, as in our case, sought to engender confusion by unreasonably parsing language. If anything the Proposal is more specific than *Cisco* in that it focuses on a particular aspect of human rights – water. Where the *Cisco* proposal was deemed sufficiently specific in referencing human rights, the Proposal is far more specific by focusing on human rights related to the issue of water.

Perhaps another way to consider this issue is to look at the words the Company uses in materials it provides on its investor relations website. As the Company noted in its letter, it has a corporate website entitled "Environmental Sustainability". On that website one can download its sustainability report which contains the following "Commitment" on page one:

- Reducing water usage through conservation, reuse and replenishment
- Reducing greenhouse gas emissions through energy conservation and use of clean energy sources.
- Reducing, recycling and reusing packaging and solid waste.

This is a document intended for shareholders and it uses words no more specific than the proposal. There is no reasonable argument to be made that the term "clean" is any more clear than the words "potable" or "safe". The Company cannot claim that its use of the term "commitment" is any more specific than the Proposal's request for a "commitment" to the human right to water. The Company's sustainability report speaks volumes about how general or specific the company believes its own shareholder targeted materials should be and it should not be allowed to apply a different standard to the Proponents when they seek to raise issues with shareholders.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded.*" *Id* (emphasis added).

One must also view the vagueness standard in the context of the micro-management exclusion. It would appear that the micro-management exclusion and the vagueness exclusion present two poles on the spectrum of permissible proposals. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum and we have been very cognizant of those requirements. In fact, if we had been more specific we do not doubt that the Company would have made a micro-management argument. We believe that the Proposal strikes the appropriate balance between these two poles.

Similarly, we object to the Company's attempt to use the Supporting Statement to create the impression of confusion. The Supporting Statement, by its own terms consists of *suggestions* intended to identify *guidance* and *reference points*. By putting that guidance language in the Supporting Statement we are recognizing that management and the board holds the discretion to decide how to implement the suggestions made in the Proposal.

As for the cases cited for the proposition that the Staff permits companies to omit proposals on the grounds that action taken to implement the proposal could be different that that envisioned by the shareholders we observe that the Company has not made any effort to analogize those cases to the Proposal. We do not disagree that it is appropriate at times to exclude a proposal for failing to give shareholders and management a sufficiently similar understanding of the issues at hand, but as we just described this is not the situation with the Proposal. The cases cited by the Company do not resemble the Proposal in any way and we also note that in two of the cases the proponents never even sought to defend their proposals. This failure means that the factual issues at hand were never explored or understood.

Finally, we reject the Company's brief argument that the language of the Proposal is too vague to implement. As we have already discussed, the plain meaning of the Proposal is clear and is at least as specific as the language used by the Company in its own documents and as other permissible human rights shareholder proposals. In *Anheuser-Busch Companies, Inc.* (February 9, 1993) the shareholder requested the company implement a policy to "contribute goods, services and money to those little league organizations that give each child the same amount of playing time as practicably possible." Given the fierce parental emotions involved in assessing the quantity and quality of time a child plays on a little league team, this proposal is essentially the definition of too subjective to implement. We believe that *Anheuser-Busch* represents a category of proposal that is dramatically different than the Proposal and cannot reasonably be the basis for exclusion.

The same is true of *General Motors Corporation* (March 9, 1981) in which the shareholder requested the company "ascertain the number of avowed communists employed by a university prior to its donation of charitable contributions." In that case, the Staff concluded that such a request was too vague to implement and gave an opportunity for it to be amended to correct the deficiency. The Company does not explain how the ambiguity inherent in a request to ascertain the number of avowed communists is analogous to the Proponents request for a human right to water policy.

We believe the preceding analysis demonstrates that in spite of the Company's attempt to torture clarity out of it, our Proposal gives the shareholders an opportunity to express their wish that the Company take steps (within management's and the Board's discretion) to develop a policy to address the human rights as they relate to water. The Proposal gives shareholder a sufficient background on the issue within the strict 500 word limitation and even offers clear and succinct suggestions for how to structure such a policy. Accordingly we request the Staff reject the Company's arguments.

<u>The Proposal Does Not Contain False or Misleading Statements.</u>

The Company's final argument is that the whereas paragraphs would mislead shareholders into concluding that the Company has violated a human right to water because the resolution refers to accusations leveled against Pepsi in India that led to withdrawal of a license, and further to constitutional and legal human rights to water in various countries. The company asserts that it has denied the accusations publicly, and that it has never been found in violation of a "human right to water."

The Staff addressed Rule 14a-8(i)(3) issues in Staff Legal Bulletin 14B by stating:

> We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). In addition, we believe the process is neither appropriate under nor consistent with rule 14a-8(l)(2), which reads, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Finally, we believe that

> current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

Therefore, the Staff indicated that it would focus its Rule 14a-8(i)(3) review on defamatory or character impugning statements; inherently vague or misleading statements; objectively false statements; and irrelevant statements. Accordingly, in recognition that the Company is not responsible for the contents of our supporting statement and can more appropriately differ with our representation of the facts in its statement of opposition, we believe the paragraphs must remain in the Proposal.

The Company is **not** arguing that we have made the statement without a factual foundation. Rather they merely object that there are other facts or assertions by the company that may change shareholders' opinions. This makes their objection essentially an argument that there are "factual assertions that, while not materially false or misleading, may be disputed or countered". The Staff, in SLB 14B, made it clear that these kinds of objections are not subject to a Rule 14a-8(i)(3) exclusion.

We also note that the Proposal states that the water use license was revoked due to "accusations". It does not state that the Company had been indicted or found guilty. The use of the word "accusations" was purposeful and explicit. There is no statement that the Company violated the Human Right to Water in countries that have the constitutional provision. The fifth paragraph simply states that the Human Right to Water is an existing policy in countries where the Company operates. The Company utilizes a natural resource to create their product. If they are going to use a natural resource that is enshrined in a state's constitution, the Company should take into consideration the potential risk of violating that constitutional provision. The Company is free to disagree with these statements, but should not draw the Staff into an unduly detailed examination of the language of the Proposal.

While not conceding the Company's argument that the Proposal is excessively vague or materially false and misleading, we note that the SEC staff may allow proponents to amend a proposal where only minor changes are needed. Staff Legal Bulletin 14B: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." See also *Adams Express Company* (Dec. 28, 2000) and *SI Handling Systems, Inc.* (May 5, 2000). If the Staff finds merit in the arguments made by the Company, we respectfully request the opportunity to discuss with the Staff and the Company various possible modifications, such as adding or eliminating a word or two, which we believe would eliminate any colorable arguments.

Conclusion

As demonstrated above, the Proposal is not excludable under Rules 14a-8(i)(3), (6) and (7) or Rule 14a-9. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: NorthStar Asset Management, Inc.
Unitarian Universalist Service Committee
Joseph A. Hall, Davis Polk Wardwell

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 27, 2007

The proposal requests that the board create a comprehensive policy articulating the company's respect for and commitment to the Human Right to Water.

We are unable to concur in your view that PepsiCo may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that PepsiCo may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END